

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Benjamin E. Black
Chief Executive Officer
Osiris Acquisition Corp.
95 5th Avenue, 6th Floor
New York, NY 10003

> **Re:  Osiris Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 21, 2022**
> **File No. 001-40402**

Dear Benjamin E. Black:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     James M. Shea Jr.